Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297488

Resale of up to 5,483,086 Shares of Common Stock

This prospectus relates to the potential resale from time to time of up to 5,483,086 shares of voting common stock, par value $0.0001 per share, of Jaguar Health, Inc. (the “Company,” “we,” “our” or “us”) by the selling stockholders identified herein (the “Selling Stockholders”). The shares of common stock to which this prospectus relates consist of shares that have been or may be issued by us to the Selling Stockholders pursuant to a securities purchase agreement, dated as of June 9, 2026 by and between us and the Selling Stockholders (the “Preferred Stock Purchase Agreement”). Such shares of our common stock include (i) up to 4,395,605 shares of common stock (the “Redemption Shares”) that are issuable upon redemption of the shares of Series P Non-Convertible Preferred Stock (the “Series P Preferred Stock”), which we sold and issued to the Selling Stockholders pursuant to the Preferred Stock Purchase Agreements, assuming a redemption price equal to the Floor Price (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series P Non-Convertible Preferred Stock (the “Certificate of Designation”)), or upon exercise of the pre-funded warrants to purchase common stock which the Company may issue in lieu of the Redemption Shares in accordance with the terms of the Certificate of Designation, (ii) up to 32,535 shares of common stock (the “Commencement Shares”) that are issuable upon exercise of the pre-funded warrants to purchase common stock (the “Commencement Pre-Funded Warrants”), which have been issued by the Company to the Selling Stockholders as consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreement, and (iii) up to 1,054,946 shares of common stock (the “Dividend Shares”) that are issuable as dividends to the holders of the outstanding shares of Series P Preferred Stock at a rate of 8% per annum on the stated value of the Series P Preferred Stock over an assumed term of three years and assuming that (x) the Company elects to issue payment of dividends solely in shares of common stock during such period and (y) the number of shares of common stock issued is calculated using the Floor Price.

Such registration does not mean that the Selling Stockholders will actually offer or sell any of these shares.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders.

The Selling Stockholders may offer, sell or distribute all or a portion of the shares of our common stock acquired under the Preferred Stock Purchase Agreement and pursuant to the Certificate of Designation, and hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of the shares of our common stock, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholders will bear all commissions and discounts, if any, attributable to its sale of shares of our common stock. See “Plan of Distribution” for more information about how the Selling Stockholders may sell or otherwise dispose of the shares of common stock being registered pursuant to this prospectus. Each Selling Stockholder is an underwriter under the Securities Act of 1933, as amended (“Securities Act”) with respect to the resale of shares held by it.

You should read this prospectus and any prospectus supplement or amendment, together with additional information described under the headings “Where You Can Find More Information”, carefully before you invest in our securities.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “JAGX.” On July 24, 2026, the last reported sales price of our common stock on Nasdaq was $0.9633 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 13 of this prospectus, and under similar headings in any amendment or supplement to this prospectus or in any other documents incorporated by reference into this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 24, 2026.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the Selling Stockholders named herein may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the Information Incorporated by Reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

Neither we nor the Selling Stockholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

We further note that the representations, warranties and covenants made in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless the context otherwise indicates, when used in this report, the terms the “Company,” “Jaguar,” “we,” “us, “our” and similar terms refer to Jaguar Health, Inc., a Delaware corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements including, but not limited to, statements regarding our liquidity, anticipated capital expenditures, and expected sales to the Selling Stockholders.

All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. It may not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section, and the financial statements and related notes included or incorporated by reference herein. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”

Corporate Overview

Jaguar, in conjunction with Jaguar family company Napo Pharmaceuticals, Inc. (“Napo”), develops novel proprietary prescription drugs sustainably derived from plants for people with complicated gastrointestinal (“GI”) disease states. Jaguar family companies Napo and Napo Therapeutics, S.p.A., an Italian corporation Jaguar established in Milan, Italy in 2021, are focused on expanding global crofelemer access and are developing new therapies for orphan and rare GI conditions. Jaguar Animal Health is a Jaguar tradename. Magdalena Biosciences, a joint venture formed by Jaguar and Filament Health Corp., is focused on developing novel prescription medicines derived from plants for weight gain prevention and mental health indications. Jaguar Animal Health is a tradename the Company uses in the animal health space. In the animal health field, the Company focuses on developing and commercializing non-prescription GI products for companion and production animals.

Jaguar was founded in San Francisco, California, as a Delaware corporation on June 6, 2013 (“inception”). The Company was a majority-owned subsidiary of Napo until the close of the Company’s initial public offering on May 18, 2015. The Company was formed to develop and commercialize first-in-class prescription and non-prescription products for companion animals. On July 31, 2017, Jaguar completed a merger with Napo pursuant to the Agreement and Plan of Merger dated March 31, 2017, by and among Jaguar, Napo, Napo Acquisition Corporation (“Merger Sub”), and Napo’s representative (the “Merger Agreement”). In accordance with the terms of the Merger Agreement, upon the completion of the merger, Merger Sub merged with and into Napo, with Napo surviving as the wholly owned subsidiary (the “Merger” or “Napo Merger”). Immediately following the Merger, Jaguar changed its name from “Jaguar Animal Health, Inc.” to “Jaguar Health, Inc.” Napo now operates as a wholly owned subsidiary of Jaguar focused on human health, including the ongoing development of crofelemer and commercialization of Mytesi.

Napo’s crofelemer 125 mg delayed-release tablets (Mytesi) is an FDA-approved prescription drug for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. In January 2026, following Napo’s entry into a US licensing agreement with an affiliate of privately held Future Pak, LLC (“Future Pak”), Future Pak became the exclusive marketer for Mytesi as well as the tablet formulation for animal health, Canalevia-CA1, which is Jaguar’s crofelemer prescription drug for the treatment of chemotherapy-induced diarrhea in dogs. Jaguar was provided with $16.0 million of non-dilutive capital in January 2026 upon closing of the agreement with Future Pak, with an additional $2.0 million due to Jaguar upon completion of post-closing conditions. Per the terms of the agreement, Jaguar also has the opportunity to receive up to $20 million in milestone payments and other future payments. Jaguar will continue to manufacture crofelemer for Mytesi and Canalevia-CA1 for Future Pak. Mytesi and Canalevia-CA1 are both delayed-release tablet formulations of crofelemer.

In May 2025, Napo conducted a Type C Meeting with the Division of Gastroenterology at the FDA to discuss the responder analysis results of crofelemer in the cohort of breast cancer patients receiving targeted therapies with or without cytotoxic chemotherapy for prophylaxis of diarrhea from the company’s pivotal OnTarget Phase 3 clinical trial. OnTarget was a 24-week (two 12-week stages), randomized, multicenter, placebo-controlled, double-blind global study to evaluate the safety and efficacy of crofelemer in diarrhea prophylaxis in adult solid tumor patients receiving targeted therapies with or without standard chemotherapy. As previously announced, the top line results from the OnTarget study showed that the trial did not meet its primary endpoint for the prespecified analysis of all tumor types and all targeted therapies. As previously announced, in the prespecified subgroup of patients with breast cancer, crofelemer showed statistically significant improvement in the monthly responder analysis. Breast cancer patients represent one of the largest group of adult patients with solid tumors with patients often remaining on targeted therapy over prolonged periods in both adjuvant and metastatic settings.

The results in the cohort of patients with breast cancer are based on responder analysis, as was also the primary endpoint in the pivotal Phase 3 ADVENT trial that led to FDA approval of crofelemer for its currently commercialized indication, under the brand name Mytesi, for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Patients with breast cancer accounted for 183 of the 287 participants in the OnTarget clinical trial, and the results of responder analysis for patients with breast cancer were the subject of a poster presentation at the Multinational Association of Supportive Care in Cancer (MASCC) in Seattle in June 2025. A greater proportion of patients with breast cancer randomized to the crofelemer arm were monthly responders for the entire 3-month period of the OnTarget study. This research underscores the potential of crofelemer for prophylaxis of cancer therapy-related diarrhea (CTD) in adult patients with breast cancer receiving targeted therapies with or without chemotherapy.

As previously announced, it has been reported that patients with cancer-related diarrhea (“CRD”) were 40% more likely to discontinue chemotherapy or targeted therapy than patients without CRD. The persistence of index cancer therapy and the time to switch were also lower for patients with CRD. Strategies to control CRD and continue cancer therapy are urgently needed. Furthermore, it has been reported that patients with CRD used significantly more resources, including outpatient services, emergency room visits, and hospitalizations. Effective prevention of CRD provides an untapped market opportunity to reduce the overall cost of cancer care. Findings from studies have indicated that patients with CRD had nearly 2.9 times higher all-cause total cost of care than patients without CRD after adjusting for covariates. Thus, prophylaxis of CRD is expected to result in a significant reduction in cancer treatment costs.

During Napo’s Type C Meeting in May 2025 with the Division of Gastroenterology of the FDA to discuss these statistically significant responder analysis results for adult patients with breast cancer in the OnTarget trial. Napo proposed two concurrent potential approaches during the meeting for potentially making crofelemer available to metastatic breast cancer patients with the significant unmet medical need of CTD: 1) proposed conduct of a pivotal treatment trial to facilitate approval of crofelemer for CTD in patients with metastatic breast cancer; and 2) the conduct of an expanded access program for treatment of breast cancer patients with CTD who may not be eligible for the planned phase 3 treatment trial, by including breast cancer patients in the adjuvant and neoadjuvant settings. The FDA formally acknowledged both of these key discussion points in correspondence to Napo.

Napo is developing a novel, highly concentrated lyophilized crofelemer powder for oral solution for its prioritized focus on intestinal failure (IF) for the treatment of the ultrarare pediatric disorder, microvillus inclusion disease (MVID), and short bowel syndrome with intestinal failure (SBS-IF). Crofelemer oral powder for solution formulation is a paradigm-shifting and first-in-class drug for the development of novel therapies for these serious unmet medical conditions. This lyophilized oral powder for solution is in advanced clinical development with near-term New Drug Application (NDA) opportunity for MVID and rapid time to market for this potentially breakthrough drug. The lyophilized crofelemer powder for solution has a unique IP position with a long period of exclusivity due to the botanical origin of the drug.

Intestinal failure (IF) is a debilitating condition that often requires patients to receive life-sustaining fluids, electrolytes and nutrients through intravenous administration, which consists of total parenteral nutrition (TPN)

with supplemental intravenous fluids, which together constitute parenteral support (PS). Many intestinal failure patients require PS up to 7 days a week, and sometimes for 20 hours or more per day. While crucial for IF patients, PS is associated with significant toxicities to patients, similar to some toxicities associated with chemotherapy, often causing serious health problems including infections, metabolic complications, and liver and kidney function problems. These symptoms may emerge at any time in intestinal failure patients and often become life-threatening.

MVID is an ultrarare, fatal pediatric disorder with around 200 patients in the US and EU combined. There are currently no approved therapies and only lifelong PS, making it one of the most serious unmet medical needs in pediatric patients due to the lethal natural history of the disease. Crofelemer’s unique physiological mechanism of modulating intestinal chloride ion secretion results in normalizing electrolyte and fluid balance in the gastrointestinal (GI) tract which reduces the need for electrolyte and fluid requirements through PS. Since MVID patients lack a brush border membrane, this physiological MOA addresses the pathophysiology of MVID, and represents a paradigm-shifting therapy for reduction of PS, which would potentially reduce TPN- and MVID-related comorbidities and improve clinical outcomes.

SBS-IF affects an estimated 12,000 patients in the US. SBS-IF patients without colon-incontinuityhave poor prognosis with significant comorbidities associated with life-sustaining PS and disease pathology. Despite availability of GLP-2 therapies, which require intestinal adaptation of 2-3 years following abdominal surgery in a subset of SBS-IF patients, PS remains the life-sustaining standard of care for these patients. Novel crofelemer powder for oral solution is a first-in-class paradigm-shifting therapy which does not require intestinal adaptation and can be initiated within 6-12 months after surgery upon stabilization of PS. Since it is not a growth hormone, it can be used in SBS-IF patients who have had abdominal surgery due to cancer, mesenteric etiologies, and inflammatory bowel conditions such as Crohn’s disease and colitis. Furthermore, crofelemer, due to its unique physiological MOA of modulating intestinal chloride ion secretion for maintaining electrolyte and fluid balance, can be used in combination with GLP-2 analogs as well as in patients who are either intolerant or for whom GLP-2 is contraindicated.

SBS affects approximately 10,000 to 20,000 people in the US, according to the Crohn’s & Colitis Foundation, and it is estimated that the population of SBS patients in Europe is approximately the same size, and the US population of SBS-IF patients was estimated at 12,000 patients in 2021 in a well-done epidemiology study. Despite limited treatment options, the global market for SBS was valued at approximately $1.64 billion in 2024 and is projected to reach approximately $8.0 billion by 2033, according to a report by DataM Intelligence. MVID is an ultrarare pediatric disease, with an estimated prevalence of a couple of hundred patients globally. Jaguar estimates that the global market size for MVID therapies is in the range of $50 million to $100 million, based on market research with key opinion leaders (KOLs) and payers.

Crofelemer was granted Orphan Drug Designation (“ODD”) by the FDA in February 2023 for MVID, an ultra-rare congenital diarrheal disorder (“CDD”), and granted ODD for MVID by the European Medicines Agency (“EMA”) in October 2022. Crofelemer was granted ODD for short bowel syndrome (“SBS”) by the EMA in December 2021 and by the FDA in August 2017. In August 2023, the FDA activated Napo’s Investigational New Drug (“IND”) application for a new crofelemer powder for oral solution formulation for the treatment of MVID.

The Orphan Drug Act (“ODA”) in the US grants special status to a small molecule drug or biological product to treat a rare disease or condition upon request of a sponsor. This status is referred to as ODD (or sometimes “orphan status”). ODD qualifies the drug’s sponsor for various development incentives, including tax credits for qualified clinical testing and relief of filing fees. Additionally, the ODA provides a seven-year period of marketing exclusivity to the first sponsor who obtains marketing approval for a designated orphan drug. In the EU, receipt of ODD supports some specific regulatory pathways, and sponsors who obtain ODD for their drug can benefit from Scientific Advice from the EMA for clinical trials for the orphan indication and receive market exclusivity for a period of ten years once the medicine is approved for commercialization.

Napo is currently supporting multiple proof-of-concept (POC) investigator-initiated trials (IIT), and also conducting two pivotal clinical trials, of crofelemer powder for oral solution for MVID and SBS-IF in the US, European Union (EU), and/or Middle East. The Company’s trial to evaluate the safety and efficacy of crofelemer powder for oral solution in pediatric MVID patients is ongoing at multiple sites. Napo Therapeutics is conducting a Phase 2 study in adult SBS-IF patients at multiple clinical sites in Italy and Germany. An open label IIT is ongoing in pediatric IF patients with MVID and/or SBS in Abu Dhabi in the United Arab Emirates. Groundbreaking results from pediatric IF patients with MVID and SBS-IF were presented at North American Society for Pediatric Gastroenterology, Hepatology and Nutrition (NASPGHAN 2025) in Chicago. The study showed that the liquid formulation of crofelemer powder resulted in a reduction of parenteral support (PS) of up to 37% in a pediatric MVID patient who has remained on crofelemer therapy for >1 year. PS reductions of up to 15.6% were observed in two pediatric SBS-IF patients who have also remained on crofelemer oral liquid treatment for >1 year.

In June 2026, longer-term data from the ongoing investigator-initiated trial of crofelemer in pediatric IF patients in the United Arab Emirates will be presented at the 58th Annual Meeting of the European Society for Pediatric Gastroenterology, Hepatology & Nutrition (ESPGHAN). An additional MVID infant patient is being treated with oral crofelemer, and safety and efficacy in the infant receiving crofelemer will also be presented at ESPGHAN 2026.

Napo is also supporting an IIT in the US to evaluate crofelemer powder for oral solution for treatment of adult SBS-IF patients. The Company plans to pursue approval of crofelemer powder for oral solution for MVID in the US following the completion of the pivotal pediatric MVID trial. In accordance with the guidelines of specific EU countries, published data from such clinical investigations could support reimbursed early patient access to crofelemer for these debilitating IF conditions. Participation in early access programs, which do not exist in the US, provides an opportunity for reimbursement while impacting the morbidity and high cost of care for these chronic unmet needs. Additionally, the Company expects that if even just a very small number of MVID patients show benefit with crofelemer, this may potentially allow expedited pathways for regulatory approval in the US. In the US, Napo plans to pursue Breakthrough Therapy Designation (BTD) from the FDA. If a drug is designated as breakthrough therapy, the FDA will expedite the review timeline for the drug.

In addition, Crofelemer is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral, and parasitic infections, including Vibrio cholerae, the bacterium that causes cholera.

We believe Jaguar is poised to realize the opportunities for the commercialization of crofelemer powder for oral solution for our IF programs from MVID and SBS-IF. Jaguar, through Napo, holds global unencumbered rights for crofelemer.

Recent Developments

Equity Line of Credit

On June 9, 2026, the Company entered into the common stock purchase agreement (the “Purchase Agreement”) with one of the Selling Stockholders, C/M Capital Master Fund, LP (the “Investor”), which provides that, upon the terms and subject to the conditions set forth therein, the Investor is committed to purchase up to an aggregate of $40 million of shares of common stock.

Under the Purchase Agreement:

(i) Fixed Purchase: on the Commencement Date (as defined in the Purchase Agreement) and from time to time thereafter, subject to the satisfaction of certain conditions and on any business day selected by the Company where the closing sale price of the common stock is equal to or greater than $1.10 per share, as adjusted for any reorganization, recapitalization, stock split, reverse stock split, or other similar transactions that occur on or after the date of the Purchase Agreement (the “ELOC Floor Price”), the Company shall have the right, but not the obligation, to direct the Investor to purchase a Fixed Purchase Share Amount (as defined in the Purchase Agreement), not to exceed the applicable Fixed Purchase Maximum Amount (as defined in the Purchase Agreement), at the applicable Fixed Purchase Price (as defined in the Purchase Agreement) therefor on the applicable Fixed Purchase Date in accordance with the Purchase Agreement (each such purchase a “Fixed Purchase”); provided, however, that the Investor’s committed obligation under any single Fixed Purchase shall not exceed $1,500,000 (provided that all shares of common stock in respect of all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases shall have been delivered to the Investor via Deposit/Withdrawal at Custodian (“DWAC”));

(ii) VWAP Purchase: on the Commencement Date and from time to time thereafter, and on any business day selected by the Company where the closing sale price of the common stock is equal to or greater than the ELOC Floor Price, subject to the satisfaction of certain conditions, in addition to the Fixed Purchase, the Company shall also have the right, but not the obligation, to direct the Investor to purchase the applicable VWAP Purchase Share Amount (as defined in the Purchase Agreement), not to exceed the applicable VWAP Purchase Maximum Amount (as defined in the Purchase Agreement), at the applicable VWAP Purchase Price (as defined in the Purchase Agreement) therefor on the applicable VWAP Purchase Date in accordance with the Purchase Agreement (each such purchase, a “VWAP Purchase”); provided, however, that the Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases shall not exceed $4,500,000 in the aggregate for such VWAP Purchase and all such Additional VWAP Purchases on such VWAP Purchase Date, collectively;

(iii) Additional VWAP Purchase: on the Commencement Date and from time to time thereafter, subject to the satisfaction of certain conditions, in addition to the Fixed Purchase and VWAP Purchase, the Company shall also have the right, but not the obligation, to direct the Investor to purchase the applicable Additional VWAP Purchase Share Amount (as defined in the Purchase Agreement), not to exceed the applicable Additional VWAP Purchase Maximum Amount (as defined in the Purchase Agreement), at the applicable Additional VWAP Purchase Price (as defined in the Purchase Agreement) therefor on the applicable Additional VWAP Purchase Date in accordance with the Purchase Agreement (each such purchase, an “Additional VWAP Purchase”); provided, however, that the Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases on the applicable Additional VWAP Purchase Date, which Additional VWAP Purchase Date shall be the same trading day as the applicable VWAP Purchase Date for such VWAP Purchase, shall not exceed $4,500,000 in the aggregate for such VWAP Purchase and all such Additional VWAP Purchases, collectively.

The foregoing purchase terms are subject to certain conditions and limitations, including daily volume and dollar amount limitations with respect to each type of purchase described above within a given day, and a 4.99% beneficial ownership limitation with respect to the Investor’s ownership of the Company’s common stock.

In consideration for the Investor’s execution and delivery of the Purchase Agreement, the Company agreed to issue to the Investor on the effective date of the ELOC Registration Statement (as defined hereunder) $800,000 worth of the Company’s common stock, valued at the VWAP Purchase Price as of such effective date (the “Commitment Shares”). The Commitment Shares will be included in the ELOC Registration Statement.

Pursuant to the terms of the Purchase Agreement, until either the stockholder approval (as defined in the Purchase Agreement) (the “Stockholder Approval for the ELOC”) is obtained or certain other conditions are met, the Company shall not sell shares of common stock to the Investor under the Purchase Agreement to the extent that after giving effect thereto, the aggregate number of shares of common stock that would be issued pursuant to the Purchase Agreement would exceed 19.99% of the number of shares of common stock issued and outstanding immediately prior to the execution of the Purchase Agreement. As previously reported, the Company reconvened its 2026 annual meeting of stockholders (the “Annual Meeting”) on June 8, 2026 and obtained, among others, the Stockholder Approval for the ELOC.

Unless earlier terminated as provided thereunder, the Purchase Agreement shall terminate automatically on the earliest to occur of (i) the expiration of the ELOC Registration Statement pursuant to Rule 415(a)(5) of the Securities Act, (ii) the date on which the Investor shall have purchased the maximum amount pursuant to the Purchase Agreement, (iii) the date on which the common stock shall have failed to be listed or quoted on the Trading Market or any Eligible Market (both terms as defined in the Purchase Agreement), (iv) the 30th trading day following the date on which, pursuant to or within the meaning of the applicable bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, in each case that is not discharged or dismissed prior to such 30th trading day, and (v) the date on which, pursuant to or within the meaning of any applicable bankruptcy law, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

The Purchase Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Either the Company or the Investor may also terminate the Purchase Agreement unilaterally under certain circumstances provided therein.

The Purchase Agreement includes representations, warranties, and covenants customary for a transaction of this type.

In addition, pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with the Investor (the “ELOC Registration Rights Agreement”), pursuant to which the Company is required to file a registration statement on Form S-1 (the “ELOC Registration Statement”) within 30 days after the execution date of the Purchase Agreement, to register the resale of all of (i) the shares of common stock to be sold and issued by the Company to the Investor under the Purchase Agreement, (ii) the Commitment Shares, and (iii) any securities of the Company issued or issuable with respect to the forementioned shares or Commitment Shares. The Company shall use its commercially reasonable efforts to have the ELOC Registration Statement declared effective by the SEC at the earliest practicable date.

Series P Preferred Stock Financing

On June 9, 2026, the Company entered into securities purchase agreements (each a “Preferred Stock Purchase Agreement” and collectively, the “Preferred Stock Purchase Agreements”) with the Selling Stockholders, pursuant to which the Company agreed to issue and sell to the Selling Stockholders in a private placement an aggregate of 240 shares (the “Preferred Shares”) of Series P Preferred Stock for an aggregate purchase price of $2 million (the “Preferred Stock Financing”). The Preferred Stock Financing closed June 9, 2026.

In consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreements, the Company agreed to issue to the Selling Stockholders within one trading day after the filing date of the registration statement relating to the Preferred Stock Financing (the “Preferred Registration Statement”) pre-funded warrants (the “Commencement Pre-Funded Warrants”), exercisable to purchase up to an aggregate number of shares of common stock equal to $72,000 divided by the greater of (i) the average VWAP of the common stock over the five trading day period immediately preceding the filing of the initial Preferred Registration Statement, and (ii) 20% of the Nasdaq Minimum Price (as defined in Nasdaq Rule 5635(d)(1)(A)) of common stock on the execution date of the Preferred Stock Purchase Agreements. The shares of common stock issuable upon exercise of the Commencement Pre-Funded Warrants will be included in the Preferred Registration Statement.

In addition, pursuant to the Preferred Stock Purchase Agreements, the Company entered into a registration rights agreement with the Selling Stockholders (the “Preferred Registration Rights Agreement”), pursuant to which the Company is required to file a registration statement on Form S-1 (the “Preferred Registration Statement”) within 30 days after the execution date of the Preferred Registration Rights Agreement, to register the resale of (i) all of the Redemption Shares (as defined hereunder) that may, from time to time, be issued or become issuable to the Selling Stockholders under the Preferred Stock Purchase Agreements and the related Transaction Documents (as defined therein) (without regard to any limitation or restriction on purchases), (ii) the shares of common stock issued or issuable upon exercise of the Pre-Funded Warrants (as defined in the Preferred Stock Purchase Agreements) (the “Warrant Shares”), and (iii) any and all shares of capital stock issued or issuable with respect to the Redemption Shares or Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitation on purchases under the Preferred Stock Purchase Agreements or the Transaction Documents. The Company shall use its commercially reasonable efforts to have the Preferred Registration Statement declared effective by the SEC at the earliest practicable date.

Preferred Stock Dividend

On February 18, 2026, the Company announced that its board of directors declared a special one-time dividend of one-tenth of one share of Series O Preferred Stock for each share of voting common stock outstanding, plus each share issuable upon exercise of certain warrants to purchase, in aggregate, 2,400,765 shares of common stock with dividend rights outstanding (the “Eligible Warrants”), at the close of business on March 2, 2026. The preferred stock dividend was paid on March 4, 2026.

In connection with the preferred stock dividend, on March 2, 2026 the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series O Convertible Preferred Stock with the Secretary of State of the State of Delaware, to designate 1,557,000 shares of the preferred stock, par value $0.0001 per share, as Series O Convertible Preferred Stock.

The potential issuance of a large number of shares of common stock upon the conversion of our Series O Preferred Stock may have a negative effect on the trading price of our common stock as well as a significant dilutive effect. See “Risk Factors – Risks Related to the Preferred Stock Dividend” in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 7, 2026.

Conversion of the Series O Preferred Stock

On June 25, 2026, the Company completed the conversion (the “Conversion”) of Series O Preferred Stock. Effective as of 12:00 p.m. Eastern Time on June 25, 2026, all of the then outstanding shares of Series O Preferred Stock and all shares of Series O Preferred Stock issuable upon exercise of the Eligible Warrants automatically converted into shares of common stock (the “Conversion Shares”) at a conversion ratio equal to 3.209 shares of common stock for each share of Series O Preferred Stock. Immediately upon completion of the Conversion, there were 4,857,211 shares of common stock issued and outstanding, and the holders of the Eligible Warrants are entitled to receive, upon exercise of the Eligible Warrants, up to 839,000 shares of common stock, which consist of 68,593 Warrant Shares (as defined in the Eligible Warrants) and 770,407 Conversion Shares.

Corporate Information

We were incorporated in the State of Delaware on June 6, 2013. Our principal executive office is located at 200 Pine Street, Suite 400, San Francisco, CA 94104, for human health prescription drugs, and the telephone number is (415) 371 8300. We have an additional office at 200 Pine Street, Suite 600, San Francisco, CA 94104, for Jaguar Animal Health. Our website for the corporation is https://jaguar.health.com. The information contained on, or that can be accessed through, our website is not part of this annual report. Our voting common stock is listed on the Nasdaq Capital Market and trades under the symbol “JAGX.”

Information contained in, or accessible through, our website does not constitute part of this prospectus or registration statement and inclusions of our website address in this prospectus or registration statement are inactive textual references only. You should not rely on any such information in making your decision whether to purchase our securities.

THE OFFERING

Common stock offered by the Selling Stockholders	5,483,086 shares of our common stock, consisting of (i) up to 4,395,605 shares of common stock (the “Redemption Shares”) that are issuable upon redemption of the shares of Series P Preferred Stock, which we sold and issued to the Selling Stockholders pursuant to the Preferred Stock Purchase Agreements, assuming at a redemption price equal to the Floor Price (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series P Non-Convertible Preferred Stock (the “Certificate of Designation”)), or upon exercise of the pre-funded warrants to purchase common stock which we may issue in lieu of the Redemption Shares in accordance with the terms of the Certificate of Designation, (ii) up to 32,535 shares of common stock (the “Commencement Shares”) that are issuable upon exercise of the pre-funded warrants to purchase common stock (the “Commencement Pre-Funded Warrants”), which have been issued to the Selling Stockholders as consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreement, and (iii) up to 1,054,946 shares of common stock (the “Dividend Shares”) that are issuable as dividends to the holders of the outstanding shares of Series P Preferred Stock at a rate of 8% per annum on the stated value of the Series P Preferred Stock over an assumed term of three years and assuming that (x) the Company elects to issue payment of dividends solely in shares of common stock during such period and (y) the number of shares of common stock issued is calculated using the Floor Price.

Common stock outstanding immediately prior to this offering	4,910,402 shares

Common stock outstanding immediately following this offering	10,393,488 shares

Terms of the offering	Each Selling Stockholder will determine when and how it will dispose of any shares of our common stock held by it that are registered under this prospectus for resale. See “Plan of Distribution.”

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock offered by the Selling Stockholders. See “Use of Proceeds” on page 19 of this prospectus.

Stock Symbol	JAGX

Transfer Agent and Registrar	Equiniti Trust Company, LLC

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Outstanding Shares

The number of shares of our common stock to be outstanding after this offering is based on 4,910,402 shares of our voting common stock and no shares of our non-voting common stock outstanding as of July 10, 2026, and excludes the following:

•	68,593 shares of common stock issuable upon exercise of warrants outstanding, with a weighted-average exercise price of $141.91;

•	7,484 shares of common stock issuable upon exercise of pre-funded warrants outstanding;

•	5,293 shares of common stock issuable upon exercise of outstanding options under the 2014 Stock Incentive Plan, with a weighted-average exercise price of $205.44;

•	10,591 shares of common stock that remain available for grant under the 2014 Stock Incentive Plan and 469 shares of Common Stock that remain available under the 2020 Employee Inducement Plan; and

•	4,573 shares of common stock issuable upon vesting of outstanding restricted stock unit awards (“RSUs”) under the 2014 Stock Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise or settlement of outstanding options or warrants.

RISK FACTORS

Investing in our securities involves risks. Before purchasing the securities offered by this prospectus you should carefully read the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 7, 2026, our Quarterly Report on Form 10-Q for the period ending March 31, 2026 filed with the SEC on May 20, 2026, as well as the risks, uncertainties and additional information set forth in the other documents incorporated by reference in this prospectus that we file with the SEC after the date of this prospectus and which are deemed incorporated by reference in this prospectus, and the information contained in any applicable prospectus supplement. For a description of these reports and documents, and information about where you can find them, see “Incorporation of Certain Information by Reference.” The risks and uncertainties we discuss in this prospectus and in the documents incorporated by reference in this prospectus are those that we currently believe may materially affect our company. Additional risks not presently known, or currently deemed immaterial, also could materially and adversely affect our financial condition, results of operations, business and prospects.

The issuance of shares upon redemption of the Series P Preferred Stock, payment of the Dividends accrued on outstanding shares of Series P Preferred Stock, exercise of the Commencement Pre-Funded Warrants may cause immediate and substantial dilution to our existing stockholders.

We are registering 5,483,086 shares of our common stock (including the Commitment Shares) under this prospectus. As of July 10, 2026, there were 4,910,402 shares of common stock outstanding. If all of the 5,483,086 shares of our common stock offered for resale by the Selling Stockholders under this prospectus were issued and outstanding as of July 10, 2026, such shares would represent in excess of 52.76% of total number of shares of our common stock outstanding. Such issuance of shares will result in dilution to the interests of other stockholders.

Substantial future sales or other issuances of our common stock could depress the market for our common stock.

Sales of a substantial number of shares of our common stock and any future sales of a substantial number of shares of common stock in the public market, including the issuance of shares or any shares issuable upon redemption of the shares of Series P Preferred Stock or exercise of the pre-funded warrants and the issuance of the Dividend Shares, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity and equity-related securities in the future at a time and price that our management deems acceptable, or at all. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock, which could also depress the market for our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares for sale will have on the market price of our common stock.

Holders of our Preferred Shares are entitled to certain payments under the Certificate of Designation that may be paid in cash, which may require the expenditure of a substantial portion of our cash resources.

The holders of the Preferred Shares are entitled to dividends of 8% per annum, which are payable quarterly in arrears on the first trading day of each fiscal quarter (each, a “Dividend Date”), in shares of common stock so long as the Equity Condition is satisfied on the Dividend Date, or in cash, at the election of the Company.

The “Equity Condition”, as defined in the Certificate of Designation, means that so long as any shares of Series P Preferred Stock remain outstanding, the Company shall, among others, (i) with respect to an given date of determination, all shares of common stock to be issued in connection with the event requiring this determination, as applicable, shall be eligible for sale pursuant to an effective registration statement or in compliance with Rule 144 without the need for registration under any applicable federal or state securities laws, and the Company shall be current in the filing of its periodic reports with the SEC; (ii) the common stock is listed or designated for quotation (as applicable) on a Trading Market (as defined in the Certificate of Designation) and shall not have been suspended from trading on a Trading Market nor shall delisting or suspension by a Trading Market have been threatened or reasonably likely to occur or pending; (iii) no holder of the Preferred Shares shall be in possession of any material, non-public information provided to any of them by the Company, any of its subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (iv) on each date of determination, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; and (v) there shall not have occurred and there shall not exist a Triggering Event (as defined in the Certificate of Designation) or an event that with the passage of time or giving of notice would constitute a Triggering Event.

In addition, in the event of a Mandatory Redemption or an Optional Redemption (both terms as defined in the Certificate of Designation), the Company has the discretion to redeem the Preferred Shares either in cash or in such number of shares of common stock equal to the quotient obtained by dividing (i) the Liquidation Amount by (ii) the greater of (x) the Minimum Price as of the applicable redemption notice date and (y) the Floor Price.

If we are required to or elect to make such payments in cash and do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If we are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity. Our ability to make payments due to the holders of our Preferred Shares using cash is also limited by the amount of cash we have on hand at the time such payments are due as well as certain provisions of the Delaware General Corporation Law (the “DGCL”).

Under the Preferred Stock Purchase Agreement, we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Preferred Stock Purchase Agreement contains, among others, the following covenants: (A) until 180 days following the date on which this registration statement is declared effective, we may not issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security, and (B) until 180 days following the Closing Date, the Company must provide the holders of the Preferred Shares the opportunity to participate in any subsequent securities offerings by it.

•

Except for certain Exempted Issuance, so long as a Selling Stockholder beneficially owns any shares of Series P Preferred Stock, the Company will not, without the prior written consent of such Selling Stockholder, issue any Preferred Shares and the Company shall not issue any other securities that would cause a breach or default under the Certificate of Designation. The Company agrees that for the Restricted Period (as defined in the Preferred Stock Purchase Agreement), neither the Company nor any of its subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities (as defined in the Preferred Stock Purchase Agreement), any debt, any preferred stock or any purchase rights (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”).

•	Until the earlier of 270 days after the closing under the Preferred Stock Purchase Agreement, or, no Preferred Shares remain outstanding, the Company and each subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction (as defined in the Preferred Stock Purchase Agreement), unless such transaction is with a Selling Stockholder or its affiliate or an Exempted Issuance.

•

So long as any Preferred Shares remain outstanding, the Company irrevocably grants to the Selling Stockholders a right of first refusal with respect to the Company entering into any “equity line” transactions, such that prior to entering into an such transaction with a third-party, the Company must first notify the Selling Stockholders in writing of the bona fide other offer from the third-party, and provide to the Selling Stockholders the opportunity to enter into an agreement with the Company on materially similar terms.

•

At any time that any of the Preferred Shares remain outstanding, any Subsequent Placement (except for any Exempted Issuance) of the Company or any of its subsidiaries is subject to the Selling Stockholders’ participation rights as set forth in the Preferred Stock Purchase Agreement.

•

For so long as any Preferred Shares remain outstanding, the Company shall not, in any manner, enter into or affect any issuance or sale of securities of the Company which are issued or sold or deemed to have been granted, issued or sold for a consideration per share of common stock (the “New Issuance Price”, and such issuance, a “Dilutive Issuance”) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Preferred Shares any shares of Common Stock in excess of that number of shares of Common Stock which the Company may issue upon conversion of the Preferred Shares without breaching the Company’s obligations under the rules or regulations of the Principal Market.

•

So long as any Preferred Shares remain outstanding, upon any issuance by the Company or any of its subsidiaries, except for an Exempt Issuance, of any security with any term more favorable to the holder of such security or with a term (including without limitation any conversion price) in favor of the holder of such security that was not similarly set forth in the Transaction Documents or the Certificate of Designation or provided to the holders of Preferred Shares (other than a future financing with C/M Capital Partners, LP, one of the Selling Stockholders), then the Company shall notify the Selling Stockholders of such additional or more favorable term and such term, at the Selling Stockholders’ option, shall become, and the Company shall take all action necessary such that the term becomes, a part of the Transaction Documents (including without limitation, the Certificate of Designation) with the Selling Stockholders, or the Selling Stockholders may exchange Preferred Shares in their entirety for such security. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing conversion discounts, prepayment rate, conversion lookback periods, interest rates, original issue discounts, stock sale price, private placement price per share, and warrant coverage.

If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction on terms acceptable to us, or at all, while also remaining in compliance with the terms of the Preferred Stock Purchase Agreement, or we may be forced to seek a waiver from the Selling Stockholders, which they are not obligated to grant to us.

THE PREFERRED STOCK FINANCING

On June 9, 2026, we entered into securities purchase agreements (each a “Preferred Stock Purchase Agreement” and collectively, the “Preferred Stock Purchase Agreements”) with the Selling Stockholders, pursuant to which we agreed to issue and sell to the Selling Stockholders in a private placement an aggregate of 240 shares (the “Preferred Shares”) of Series P Preferred Stock of the Company for an aggregate purchase price of $2 million (the “Preferred Stock Financing”). The Preferred Stock Financing closed June 9, 2026. We intend to use the proceeds from the Preferred Stock Financing for general corporate purposes, subject to the restrictions set forth in the Preferred Stock Purchase Agreements.

In consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreements, we agreed to issue to the Selling Stockholders within one trading day after the filing date of the Preferred Registration Statement (as defined hereunder) pre-funded warrants (the “Commencement Pre-Funded Warrants”), exercisable to purchase up to an aggregate number of shares of common stock equal to $72,000 divided by the greater of (i) the average VWAP of the common stock over the five trading day period immediately preceding the filing of the initial Registration Statement, and (ii) 20% of the Nasdaq Minimum Price (as defined in Nasdaq Rule 5635(d)(1)(A)) of common stock on the execution date of the Preferred Stock Purchase Agreements. The shares of common stock issuable upon exercise of the Commencement Pre-Funded Warrants will be included in the Preferred Registration Statement.

The Preferred Stock Purchase Agreements include representations, warranties, and covenants customary for a transaction of this type.

From and after the date of the first issuance of any shares of the Series P Preferred Stock (the “Original Issue Date”), each outstanding share of Series P Preferred Stock shall commence accruing dividends (“Dividends”) on the Stated Value of each share of Series P Preferred Stock (which is $10,000) at the rate of 8% per year. Dividends shall be payable in arrears on the first trading day of each fiscal quarter (each, a “Dividend Date”). Dividends shall be payable on each Dividend Date, to each record holder of shares of Series P Preferred Stock (each a “Holder” and collectively, the “Holders”) on the applicable Dividend Date, in shares of common stock (“Dividend Shares”) so long as the Equity Condition (as defined in the Certificate of Designation) is satisfied on the Dividend Date, or in cash, at the election of the Company. Dividends to be paid on a Dividend Date in Dividend Shares shall be paid in a number of fully paid and nonassessable shares (rounded to the nearest whole share) of common stock equal to the quotient obtained by dividing (i) the amount of Dividend payable on such Dividend Date less any cash dividend by (ii) the greater of (x) the Minimum Price (as defined in the Certificate of Designation) on the Dividend Date and (y) $0.546, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock (the “Floor Price”).

Pursuant to the terms of the Certificate of Designation, no later than two trading days following receipt by the Company of the net proceeds from any put request made by the Company pursuant to that certain common stock purchase agreement dated June 9, 2026, entered into by and between the Company and one of the Selling Stockholders, establishing an equity line of credit of up to $40 million (the “ELOC Agreement”), the Company shall redeem shares of Series P Preferred Stock outstanding at such time, at a per share redemption price equal to the Liquidation Amount (as defined in the Certificate of Designation) and an aggregate redemption price equal to not less than 10% of such proceeds, to be paid, at the Company’s sole discretion, in cash or in such number of shares of common stock (the “Mandatory Redemption Shares”) equal to the quotient obtained by dividing (i) the Liquidation Amount by (ii) the greater of (x) the Minimum Price as of the date that the Mandatory Redemption Notice (as defined in the Certificate of Designation) is delivered by the Company to the Holders and (y) the Floor Price (the “Mandatory Redemption Ratio”).

The Company, at the option of its board of directors, or any duly authorized committee thereof, may, at any time after the Original Issue Date, redeem, in whole or in part, the shares of Series P Preferred Stock at the time outstanding, at a redemption price equal to the Liquidation Amount per share, with the redemption price to be paid, at the Company’s sole discretion, in cash or in such number of shares of common stock (the “Optional Redemption Shares”) equal to the quotient obtained by dividing (i) the Liquidation Amount by (ii) the greater of (x) the Minimum Price as of the date that the Optional Redemption Notice (as defined in the Certificate of Designation) is delivered by the Company to the Holders and (y) the Floor Price (the “Optional Redemption Ratio”).

In addition, pursuant to the Preferred Stock Purchase Agreements, we entered into a registration rights agreement with the Selling Stockholders (the “Preferred Registration Rights Agreement”), pursuant to which we are required to file a registration statement on Form S-1 (the “Preferred Registration Statement”) within 30 days after the execution date of the Preferred Registration Rights Agreement, to register the resale of (i) all of the Redemption Shares that may, from time to time, be issued or become issuable to the Investors under the Preferred Stock Purchase Agreements and the related Transaction Documents (as defined therein) (without regard to any limitation or restriction on purchases), (ii) the shares of common stock issued or issuable upon exercise of the Pre-Funded Warrants (as defined in the Preferred Stock Purchase Agreements) (the “Warrant Shares”), and (iii) any and all shares of capital stock issued or issuable with respect to the Redemption Shares or Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitation on purchases under the Preferred Stock Purchase Agreements or the Transaction Documents. We shall use our commercially reasonable efforts to have the Preferred Registration Statement declared effective by the SEC at the earliest practicable date.

We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the effectiveness of the registration statement.

Pursuant to the terms of the Preferred Stock Purchase Agreements and the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series P Non-Convertible Preferred Stock (the “Certificate of Designation”), until the stockholder approval (as defined in the Preferred Stock Purchase Agreements and the Certificate of Designation, respectively) (the “Stockholder Approval for the Preferred Stock Financing”) is obtained, we shall not issue any shares of common stock upon redemption and/or exchange of the Preferred Shares, to the extent that after giving effect thereto, the aggregate number of shares of common stock that would be issued pursuant to the Preferred Stock Purchase Agreements and the Transaction Documents would exceed 19.99% of the number of shares of common stock issued and outstanding immediately prior to the execution of the Preferred Stock Purchase Agreements. As previously reported, we reconvened our Annual Meeting on June 8, 2026 and obtained, among others, the Stockholder Approval for the Preferred Stock Financing.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock to the Selling Stockholders under the Preferred Stock Purchase Agreement, including but not limited to the following: substantial dilution, significant declines in our stock price and our inability to draw sufficient funds when needed. See “Risk Factors.” The issuance of our shares of common stock to the Selling Stockholders pursuant to the Preferred Stock Purchase Agreements and the Certificate of Designation will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares of common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

The following table sets forth the amount of dilution, assuming full redemption of the Series P Preferred Stock in shares of our common stock, if we issue to the Selling Stockholders the Redemption Shares at various redemption prices:

Assumed Purchase Price Per Share	Aggregate Liquidation Amount(1)	Number of Redemption Shares to be Issued if Full Redemption(2)	Percentage of Outstanding Shares After Giving Effect to the Full Redemption(3)
$0.546(4)	$2,400,000.00	4,395,605	47.23%
$1.00	$2,400,000.00	2,400,000	32.83%
$1.50	$2,400,000.00	1,600,000	24.58%
$2.00	$2,400,000.00	1,200,000	19.64%

(1)	Assumes no Dividend accrued.
(2)	Excludes the Commencement Shares issuable to the Selling Stockholders for which no proceeds would be received by us.
(3)

The denominator is based on 4,910,402 shares outstanding as of July 10, 2026 adjusted to include the issuance of the number of Redemption Shares set forth in the adjacent column that we would have issued to the Selling Stockholders, assuming full redemption of all shares of Series P Preferred Stock issued.

(4)	Equal to the Floor Price as set forth in the Certificate of Designation.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Selling Stockholders. We will not receive any proceeds from the resale of shares of common stock by the Selling Stockholders.

DIVIDEND POLICY

The Company’s dividend policy is determined by its board of directors and will depend upon a number of factors, including the Company’s financial condition and performance, its cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws and any credit or other contractual arrangements may then impose. The Company has not paid any cash dividends on its common stock to date and at the current time the Company does not anticipate paying a cash dividend on its common stock in the foreseeable future. Rather, the Company anticipates that it will retain earnings, if any, for use in the development of its business.

THE SELLING STOCKHOLDERS

This prospectus relates to the possible resale from time to time by the Selling Stockholders of any or all shares of our common stock that have been or may be issued by us to the Selling Stockholders under the Preferred Stock Purchase Agreement. Such shares of our common stock include (i) up to 4,395,605 shares of common stock (the “Redemption Shares”) that are issuable upon redemption of the shares of Series P Preferred Stock, which we sold and issued to the Selling Stockholders pursuant to the Preferred Stock Purchase Agreements, assuming at a redemption price equal to the Floor Price (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series P Non-Convertible Preferred Stock (the “Certificate of Designation”)), or upon exercise of the pre-funded warrants to purchase common stock which we may issue in lieu of the Redemption Shares in accordance with the terms of the Certificate of Designation, (ii) up to 32,535 shares of common stock (the “Commencement Shares”) that are issuable upon exercise of the pre-funded warrants to purchase common stock (the “Commencement Pre-Funded Warrants”), which have been issued by us to the Selling Stockholders as consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreement, and (iii) up to 1,054,946 shares of common stock (the “Dividend Shares”) that are issuable as dividends to the holders of the outstanding shares of Series P Preferred Stock at a rate of 8% per annum on the stated value of the Series P Preferred Stock over an assumed term of three years and assuming that (x) the Company elects to issue payment of dividends solely in shares of common stock during such period and (y) the number of shares of common stock issued is calculated using the Floor Price.

As used in this prospectus, the term “Selling Stockholders” includes the Selling Stockholders listed in the table below, and their permitted pledgees, donees, transferees, assignees, successors, designees, successors-in-interest and others who later come to hold any of the Selling Stockholders’ interests in the shares of common stock in accordance with the terms of the applicable agreements governing their respective registration rights, other than through a public sale. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.

For additional information regarding the issuance of common stock covered by this prospectus, see the section entitled “The Preferred Stock Financing” above. We are registering the shares of common stock pursuant to the provisions of the Preferred Stock Purchase Agreements and the Registration Rights Agreement in order to permit the Selling Stockholders to offer the shares for resale from time to time.

On June 9, 2026, the Company also entered into a common stock purchase agreement with C/M Capital Master Fund, LP (“C/M Capital”), one of the Selling Stockholders, which establishes an equity line of credit and provides that, upon the terms and subject to the conditions set forth therein, C/M Capital is committed to purchase up to an aggregate of $40 million of shares of our common stock.

Except for the transactions contemplated by the Preferred Stock Purchase Agreement and the Registration Rights Agreement and the transactions as disclosed above, no Selling Stockholder has had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholders and the shares of common stock that they may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders, and reflects holdings as of July 24, 2026. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the Selling Stockholders may offer under this prospectus. The Selling Stockholders may sell some, all or none of their shares in this offering. We do not know how long the Selling Stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the Selling Stockholders have voting and investment power. The percentage of common stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of 4,910,402 shares of our common stock outstanding on July 10, 2026. Because the redemption price per share of the common stock issuable upon redemption of shares of Series P Preferred Stock pursuant to the Certificate of Designation will be the greater of the Minimum Price as of the delivery date of the applicable redemption notice and the Floor Price, and the price per share of the Dividend Shares issuable upon the Company’s payment of Dividends will be the greater of the Minimum Price on the Dividend Date and the Floor Price, the number of shares that may actually be issued by us to the Selling Stockholders under the Preferred Stock Purchase Agreements and the Certificate of Designation may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

We may amend or supplement this prospectus from time to time in the future to update or change the Selling Stockholder list and the securities that may be resold.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Stockholders’ method of distributing these securities.

The column “Number of Shares of Common Stock Owned After Offering” assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number	Percent		Number	Percent
C/M Capital Master Fund, LP (1)	898,953	4.99%	4,112,314	0	*
WVP Emerging Manager Onshore Fund, LLC (2)	8,134	*	1,370,772	0	*

*	Less than 1%
(1)

The business address of C/M Capital Master Fund, LP (“C/M Capital”) is 1111 Brickell Avenue, Suite 2920, Miami, Florida 33131. As of the date of the Preferred Stock Purchase Agreements, C/M Capital did not beneficially own any shares of our common stock. Thomas Walsh and Jonathan Juchno are the Managing Partners of C/M Capital, and therefore may be deemed to have shared voting and investment power over securities owned directly and indirectly by C/M Capital. The amount of shares beneficially owned by C/M Capital prior to the offering consists of (i) up to 24,401 Commencement Shares that are issuable upon exercise of the Commencement Pre-Funded Warrant issued by us to C/M Capital, (ii) 257,898 shares of common stock issued by us to C/M Capital as of the date of this prospectus as the Commitment Shares under the ELOC Agreement, and (iii) 616,654 Commitment Shares issuable upon exercise of a pre-funded warrant issued by us under the ELOC Agreement to C/M Capital (the “Commitment Pre-Funded Warrant”) as of the date of this prospectus; provided that both the Commencement Pre-Funded Warrant and the Commitment Pre-Funded Warrant provide for limitations on exercise, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s common stock outstanding immediately after giving effect to such exercise. C/M Capital is not a registered broker-dealer or an affiliate of a registered broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh and Mr. Juchno as to beneficial ownership of the securities beneficially owned directly or indirectly by C/M Capital.

(2)

The business address of WVP Emerging Manager Onshore Fund, LLC (“WVP Emerging Fund”) is Two Executive Drive, Suite 515 Fort Lee, New Jersey 07024. Thomas Walsh and Jonathan Juchno are the managing members of WVP Emerging Fund and have shared voting and investment power over securities owned directly and indirectly by WVP Emerging Fund. The amount of shares beneficially owned by WVP Emerging Fund prior to the offering consists of up to 8,134 Commencement Shares that are issuable upon exercise of the Commencement Pre-Funded Warrant issued by us to WVP Emerging Fund, which warrant provides for limitations on exercise, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s common stock outstanding immediately after giving effect to such exercise. We have been advised that none of Mr. Walsh or Mr. Juchno or WVP Emerging Fund is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh and Mr. Juchno as to beneficial ownership of the securities beneficially owned directly or indirectly by WVP Emerging Fund.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus are being offered by the Selling Stockholders. The shares may be sold or distributed from time to time by the Selling Stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for our common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

•

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Each Selling Stockholder may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholders have informed us that they intend to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that they have acquired and may in the future acquire from us pursuant to the Preferred Stock Purchase Agreements and the Certificate of Designation. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholders have informed us that each such broker-dealer will receive commissions from the Selling Stockholders that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholders through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our common stock sold by the Selling Stockholders may be less than or in excess of customary commissions. Neither we nor the Selling Stockholders can presently estimate the amount of compensation that any agent will receive from any purchasers of our common stock sold by the Selling Stockholders.

We know of no existing arrangements between any Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholders, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholders, any compensation paid by the Selling Stockholders to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our common stock covered by this prospectus by the Selling Stockholders. In consideration for the Selling Stockholders’ execution and delivery of the Preferred Stock Purchase Agreements, we have agreed to issue to the Selling Stockholders within one trading day after the filing date of the Preferred Registration Statement the Commencement Pre-Funded Warrant exercisable to purchase up to an aggregate number of shares of common stock equal to $72,000 divided by the greater of (i) the average VWAP of the common stock over the five trading day period immediately preceding the filing of the initial Registration Statement, and (ii) 20% of the Nasdaq Minimum Price (as defined in Nasdaq Rule 5635(d)(1)(A)) of our common stock on the execution date of the Preferred Stock Purchase Agreements. We have also agreed to pay to the Selling Stockholders an aggregate of $20,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by the Selling Stockholders, including the legal fees and disbursements of the Selling Stockholders’ legal counsel, in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Preferred Stock Purchase Agreement. See “The Preferred Stock Financing” for more information.

We also have agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities in connection with the offering of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholders have agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholders specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

The Selling Stockholders have represented to us that at no time prior to the date of the Preferred Stock Purchase Agreement have the Selling Stockholders or their respective agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock.

We have advised each Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all of our common stock offered by this prospectus have been sold by the Selling Stockholders.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary of the provisions of our Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and amended and restated bylaws, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and our amended and restated bylaws and to the applicable provisions of Delaware law. Our authorized capital stock consists of 554,475,074 shares of capital stock, which consists of (i) 500,000,000 shares of voting common stock, $0.0001 par value per share, (ii) 50,000,000 shares of convertible non-voting common stock, $0.0001 par value per share, and (iii) 4,475,074 shares of preferred stock, $0.0001 par value per share.

Common Stock

We have two classes of common stock: voting common stock and non-voting common stock. Holders of both classes of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock or that we may designate or issue in the future. In the event of our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. There are no preemptive, conversion or subscription rights applicable to either class of common stock. There are no redemption or sinking fund provisions applicable to either class of common stock. The rights, preferences, and privileges of the holders of both classes of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. All of our outstanding shares of voting common stock and non-voting common stock are fully paid and nonassessable.

Voting Common Stock

The holders of our voting common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders.

Non-Voting Common Stock

The holders of our non-voting common stock do not have any cumulative voting rights and are not entitled to vote, except on an as-converted basis with respect to any Change of Control (as defined in the Certificate of Incorporation). Each share of non-voting common stock is convertible into twelve billion four hundred three million one hundred twenty-five thousandth (1/12,403,125,000th) of a share of voting common stock at the election of the holder thereof. As of the date of this prospectus, there are no shares of non-voting common stock outstanding.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue up to 4,475,074 shares of preferred stock from time to time, in one or more classes or series, without stockholder approval. As of the date of this prospectus, there are 240 shares of Series P Non-Convertible Preferred Stock, and 884.25 shares of Series Q Perpetual Preferred Stock outstanding.

Prior to the issuance of shares of each class or series, our board of directors is required by the Delaware General Corporation Law (“DGCL”) and our Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Delaware Secretary of State. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions of that class or series, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered, when issued and paid for, will be validly issued, fully paid and nonassessable and will not have any preemptive or subscription rights.

We will specify the following terms relating to any class or series of preferred stock offered by us:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

Certain provisions of Delaware law and our Certificate of Incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Certificate of Incorporation and amended and restated bylaws include provisions that:

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

•	require approval of the stockholders of at least 75% of the shares and a majority of the board of directors to amend certain of the above-mentioned provisions.

Exclusive Jurisdiction

Under the provisions of our Certificate of Incorporation and amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine; provided that, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, then any such action may be brought in another state or federal court sitting in the State of

Delaware. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Certificate of Incorporation or amended and restated bylaws to be inapplicable or unenforceable in such action. Our amended and restated bylaws provide that if any part of the exclusive forum provision is held to be invalid, illegal or unenforceable, as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such part in any other circumstance and of the remaining parts of the exclusive forum provision and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our Certificate of Incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent of our voting common stock is Equiniti Trust Company, LLC. Their address is 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660.

National Securities Exchange Listing

Our voting common stock is currently listed on Nasdaq under the symbol “JAGX.”

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Reed Smith LLP, Palo Alto, California.

EXPERTS

The financial statements of the Company as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 incorporated by reference in this prospectus and the registration statement have been so incorporated in reliance on the report of RBSM LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and other reports, proxy statements and other information with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website and through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov. You may access the registration statement, of which this prospectus is a part, at the SEC’s website.

We make available through our website, free of charge, copies of our SEC filings as soon as reasonably practicable after we electronically file or furnish them to the SEC on our website, https://jaguar.health. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus forms part of a registration statement we have filed with the SEC relating to, among other things, the common stock. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the common stock. The statements this prospectus make pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement, exhibits and schedules are available through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The SEC allows us to “incorporate by reference” the information in certain documents that we file with it, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the Company’s documents listed below and all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities described in this prospectus (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise expressly incorporated by reference herein):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on April 7, 2026;

•	Our Quarterly Report on Form 10-Q for the period ending March 31, 2026 filed with the SEC on May 20, 2026;

•	Our definitive proxy statement on Schedule 14A, relating to our Special Meeting of Stockholders held on April 20, 2026, filed on March 24, 2026;

•

Our definitive proxy statement on Schedule 14A, relating to our Annual Meeting of Stockholders adjourned on May 22, 2026 and June 2, 2026 and reconvened on June 8, 2026, filed on April 30, 2026, amended and supplemented by the supplements to the definitive proxy statement filed on May  6, 2026 and May 29, 2026, respectively; and

•

Our current reports on Form 8-K filed on January 12, 2026 (SEC Accession No. 0001193125-26-009221), January  12, 2026 (SEC Accession No.  0001193125-26-009644), January  15, 2026, January  23, 2026, February  18, 2026, March  3, 2026, March  6, 2026, March  9, 2026, April  7, 2026, April  9, 2026, April  21, 2026, April  27, 2026, May 4, 2026 (SEC Accession No. 0001193125-26-202614), May  4, 2026 (SEC Accession No.  0001193125-26-204310), May  7, 2026, May  19, 2026, May  22, 2026, May  27, 2026, June  2, 2026, June  8, 2026, June  11, 2026, June  18, 2026, June  22, 2026, June  25, 2026, July  1, 2026, and July  14, 2026 and on Form 8-K/A filed on January  12, 2026 and June 22, 2026 (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits relating to such information, which is neither filed nor incorporated by reference herein).

Unless otherwise noted, the SEC file number for each of the documents listed above is 001-36714.

In addition, all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the filing of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents, except as to any document or portion of any document that is deemed furnished and not filed.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104 or call (415) 371-8300.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Resale of up to 5,483,086 Shares of Common Stock

PROSPECTUS

July 24, 2026